UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

On July 3, 2023, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular devices and of cellular signal booster systems, issued a press release announcing that it had received a notification letter dated June 30, 2023 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5810 (the “Low Price Stocks Rule”), resulting from the fact that the closing bid price of the Company’s common shares, no par value per share (“Common Shares”), was below $0.10 per share for a period of 10 consecutive trading days starting on June 15, 2023.

Pursuant to Nasdaq Listing Rule 5815, the Company intends to request a hearing from a Nasdaq Hearings Panel to review the delisting determination made by the Nasdaq staff. If the hearing request and hearing fee are not timely submitted and paid, the trading of the Common Shares will be forthwith suspended. A timely request for a hearing should stay the suspension and delisting action pending the issuance of a written decision by the Hearings Panel. The Nasdaq Hearings Department will schedule a hearing to take place within 30 to 45 days of the request for a hearing, at a location determined by the Hearings Department. Thereafter, the Company will provide a written submission to the Hearings Department, to which Nasdaq staff may respond in writing, stating its plan for compliance and will request that the Hearings Panel grant an exception to the listing standards for a limited time period, as permitted by Nasdaq Listing Rule 5815(c)(1)(A).

As previously noted in the Company’s Report of Foreign Private Issuer on Form 6-K (“Report”) filed with the Securities and Exchange Commission (“Commission” or “SEC”) on February 23, 2023, the Company is currently also subject to a delisting determination pursuant to Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s Common Shares was below $1.00 per share for a period of thirty consecutive trading days. On February 23, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s Minimum Bid Price Rule. The Company now has until August 21, 2023 to meet this requirement.

The Company’s plan is to effect compliance with the Low Price Stocks Rule and the Minimum Bid Price Rule by effecting a reverse stock split. The Company will hold its Annual General Meeting of shareholders on August 3, 2023 and will request that its shareholders approve the proposal to authorize the reverse stock split. It is anticipated that the reverse stock split will have the result of increasing the trading price of the Company’s Common Shares to more than $1.00 per share for at least 10 consecutive trading days.

Assuming that the Company submits its request for a hearing within the allotted time, Nasdaq’s delisting determination with respect to the Low Price Stocks Rule will have no immediate effect on the listing or trading of the Company’s Common Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “SYTA.”

There can be no assurance that the Panel will determine to continue to allow the listing of the Company's securities on the Nasdaq Capital Market, or that the Company will consummate a reverse stock split or any other transaction, that will effect compliance with the Minimum Bid Price Rule and the Low Price Stocks Rule.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information and documents furnished in this section of this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 3, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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